Exhibit 99.1

Research Update:

Avianca Holdings Outlook Revised To Positive From Stable On Improved Financial Performance; ‘B+’ Credit Rating Affirmed

Primary Credit Analyst:

Bernardo Gonzalez, Mexico City (52) 55-5081-4492; bernardo.gonzalez@standardandpoors.com

Secondary Contact:

Marcus Fernandes, Sao Paulo (55) 11-3039-9734; marcus.fernandes@standardandpoors.com

Table Of Contents

Overview

Rating Action

Rationale

Outlook

Rating Score Snapshot

Related Criteria And Research

Ratings List

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	MARCH 28, 2014 1

Research Update:

Avianca Holdings Outlook Revised To Positive From Stable On Improved Financial Performance; ‘B+’ Credit Rating Affirmed

Overview

•	Colombia-based airline Avianca has improved its financial performance mainly due to the continuous and successful integration of its operations.

•	We are revising our outlook on Avianca to positive from stable and affirming our ‘B+’ corporate credit and ‘B’ issue ratings on the company.

•	The positive outlook means that there is at least a one-in-three likelihood that we could upgrade Avianca within the next 18 months if its key financial ratios keep improving due to its well-integrated operations and if the company maintains steady growth and favorable operating margins.

Rating Action

On March 28, 2014, Standard & Poor’s Ratings Services revised its outlook on Avianca Holdings S.A. to positive from stable. At the same time, we affirmed our ‘B+’ corporate credit rating on the company and our ‘B’ issue rating on its $300 million senior unsecured notes.

Rationale

The outlook revision reflects our view that Avianca will continue improving its key financial ratios, as seen debt to EBITDA of about 3.8x and funds from operations (FFO) to debt of 20% at the end of 2013. Stronger credit metrics reflect the company’s well-integrated operations with increasingly larger and more efficient fleet, its leading position in certain markets and routes in which it operates, especially in the Colombian market, and our expectations of steady growth and favorable operating margins.

Our issue rating on the notes is one notch lower than our corporate credit rating on Avianca, reflecting the structural subordination of the notes to existing secured debt. Under our criteria, operating leases and other aircraft financing are assumed to be senior secured obligations with priority of payment relative to unsecured debt. Currently, Avianca’s secured debt represents about 40% of its total assets.

The ratings on Avianca reflect its “weak” business risk profile, “aggressive” financial risk profile, and “adequate” liquidity as per our rating criteria.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	MARCH 28, 2014 2

Research Update: Avianca Holdings Outlook Revised To Positive From Stable On Improved Financial Performance;

Our assessment of Avianca’s “weak” business risk profile incorporates the company’s “fair” competitive position, “high” industry risk, and “moderately high” country risk. In our view, the company’s competitive advantage is constrained by its relatively small size compared with those of its peers and the relatively small and competitive markets. In addition, our business risk profile assessment reflects the inherent risks of the airline industry such as cyclical nature that results in wide fluctuations in supply and demand, capital intensity, and the volatility in operating margins due to jet fuel price swings. Avianca’s leading position in the regions where it operates, especially in the Colombian market, efficient and well-integrated operations with increasingly larger and more efficient fleet, and favorable and more stable operating margins than of its larger peers, are positive factors in our business risk profile assessment.

Our assessment of the company’s “aggressive” financial risk profile reflects Avianca’s mostly debt-financed growth strategy (common in the airline industry), significant fleet renewal, and expansion program that results in high capital expenditures and increased debt, leveraged capital structure, and its low, but improving cash flow generation. Nevertheless, in 2013, the company’s key financial ratios were slightly better than expected. We believe that because of our expectation of continued strong operating performance, the company will be able to continue improving its key financial ratios in the next few quarters, which could result in a better assessment of its financial risk profile.

Our base case assumes:

•	Colombia’s and Latin America’s GDP growth of about 4.0% and 2.7%, respectively, in 2014, and of about 4.3% and 3.0%, respectively, in 2015.

•	Oil prices remaining relatively stable through 2014 and 2015.

•	Steady revenue growth of about 7% in the next couple of years based on increased traffic, load factor of about 80%, and larger fleet.

•	EBITDA margin at 18%-19%.

•	Capital investments of approximately $800 million and $425 million in 2014 and 2015, respectively, for the company’s fleet renewal and expansion program.

•	Increased debt that secures aircraft financing.

•	No material acquisitions or cash dividends in 2014 and 2015.

Based on these assumptions, we arrive at the following credit measures:

•	Debt to EBITDA slightly below 4.0x in 2014 and declining to about 3.5x by the end of 2015.

•	FFO to debt improving to about 21% in 2014 and 23% by the end of 2015.

Liquidity

We assess Avianca’s liquidity as “adequate,” based on our view that the company’s sources of liquidity will exceed its uses by at least 1.2x in 2014 and 2015 even if our forecasted EBITDA declines by 30%. Avianca currently holds approximately $295 million of cash in Venezuelan bank accounts, and we consider highly unlikely for the company to repatriate those funds in the short term. Therefore, we are excluding that portion of cash from our

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	MARCH 28, 2014 3

Research Update: Avianca Holdings Outlook Revised To Positive From Stable On Improved Financial Performance;

analysis. We are considering increased debt to secure aircraft financing. Avianca faces a long-term debt maturity profile, and we expect its cash flow generation to be sufficient to cover its working capital needs, capital expenditures, and dividend payments. Our liquidity analysis also incorporates qualitative factors, including our view that the company has the capacity to withstand high-impact, low-probability events without refinancing, Avianca’s good relationship with local banks, good standing in the debt market, and generally prudent risk management.

Principal liquidity sources:

•	Cash and short-term investments of about $464 million as of Dec. 31, 2013, which excludes the portion trapped in Venezuela.

•	Projected FFO of about $400 million and $550 million in 2014 and 2015, respectively.

•	Asset sales of about $75 million.

•	Debt for fleet renewal and expansion of about $360 million and $190 million in 2014 and 2015, respectively.

Principal liquidity uses:

•	Debt payments of about $320 million in 2014 and 2015.

•	Capital expenditures of about $800 million in 2014 and $425 million in 2015.

•	Dividend payments of about $37 million.

Outlook

The positive outlook reflects our opinion that there is at least a one-in-three likelihood that we could upgrade Avianca within the next 18 months if its key financial ratios keep improving due to its well-integrated operations and our expectations of steady growth and favorable operating margins.

Upside scenario

We would upgrade Avianca if its debt to EBITDA and FFO to debt ratios improve and remain steady at about 3.5x and 23%, respectively. This will result from the company’s steady revenue growth coupled with stable and profitable operations with EBITDA margin of 18%-19%.

Downside scenario

We could revise the outlook to stable from positive if adverse industry conditions, such as slower-than-expected economic growth, a prolonged spike in oil prices, or increased competition and the incurrence of additional debt for its fleet renewal and expansion program weaken the company’s operating margins and key credit ratios.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	MARCH 28, 2014 4

Research Update: Avianca Holdings Outlook Revised To Positive From Stable On Improved Financial Performance;

Rating Score Snapshot

Corporate credit rating: B+/Positive/—

Business risk profile: Weak

•	Industry risk: High

•	Country risk: Moderately High

•	Competitive position: Fair

Financial risk profile: Aggressive

•	Cash flow/leverage:

Aggressive Anchor: ‘b+’

Modifiers:

•	Diversification/portfolio effect: Neutral (no impact)

•	Capital structure: Neutral (no impact)

•	Liquidity: Adequate (no impact)

•	Financial policy: Neutral (no impact)

•	Management and governance: Fair (no impact)

•	Comparable rating analysis: Neutral (no impact)

Related Criteria And Research

•	Key Credit Factors For The Transportation Cyclical Industry, Feb. 12, 2014

•	Methodology And Assumptions: Liquidity Descriptors for Global Corporate Issuers, Jan. 2, 2014

•	Corporate Methodology, Nov. 19, 2013

•	Corporate Methodology: Ratios and Adjustments, Nov. 19, 2013

•	Methodology: Industry Risk, Nov. 19, 2013

•	Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, Nov. 13, 2012

•	Use Of CreditWatch And Outlooks, Sept. 14, 2009

•	2008 Corporate Criteria: Rating Each Issue, April, 15, 2008

Ratings List

Ratings Affirmed; Outlook Action
	To	From
Avianca Holdings S.A.
Corporate Credit Rating	B+/Positive/—	B+/Stable/—
Senior Unsecured	B

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	MARCH 28, 2014 5

Research Update: Avianca Holdings Outlook Revised To Positive From Stable On Improved Financial Performance;

Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on Standard & Poor’s public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	MARCH 28, 2014 6

Copyright © 2014 Standard & Poor’s Financial Services LLC, a part of McGraw Hill Financial. All rights reserved.

No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of Standard & Poor’s Financial Services LLC or its affiliates (collectively, S&P). The Content shall not be used for any unlawful or unauthorized purposes. S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an “as is” basis. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, FREEDOM FROM BUGS, SOFTWARE ERRORS OR DEFECTS, THAT THE CONTENT’S FUNCTIONING WILL BE UNINTERRUPTED, OR THAT THE CONTENT WILL OPERATE WITH ANY SOFTWARE OR HARDWARE CONFIGURATION. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages.

Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P’s opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw, or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal, or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P’s public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription) and www.spcapitaliq.com (subscription) and may be distributed through other means, including via S&P publications and third-party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	MARCH 28, 2014 7